Real Welcomes Finance and
Operations Leaders to the Executive
Team

TORONTO and NEW YORK, August 25, 2020 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX) (OTCQX: REAXF) ("Real"), a national, technology-powered real estate brokerage in the United States of America ("U.S."), is pleased to announce that Michelle Ressler has joined the company's executive team as Vice President of Finance and real estate leaders Sheila Dunagan and Ron Dunagan have joined as Vice President of Brokerage Operations and Director of Operations, respectively, with the goal of scaling Real's finance and operations functions. Michelle Ressler's and Sheila Dunagan's appointments are subject to the approval of the TSX Venture Exchange.

"I am excited by the opportunity to scale a company that is growing as quickly as Real and to help improve agents' financial experience through better terms, faster payment and more transparency," said Michell Ressler.

"Real's high service level is amazing for a brokerage of this size, and the dedication to putting as much money as possible into agents hands is unique among brokerages," said Sheila Dunagan. "We definitely want to be part of positioning this company's agents to flourish."

Prior to joining Real, Michelle was the controller at Canaccord Genuity Inc., where she helped scale financial operations following a merger and grew the finance department.

Based in Dallas, Texas, Sheila and Ron Dunagan bring to Real decades of experience in residential real estate and operational excellence in high-growth companies. Most recently, Sheila was the designated broker for the state of Texas at eXp Realty, LLC ("eXp"), and Ron was regional operations manager for the western U.S. at eXp. In their respective roles, the Dunagans helped grow Texas from 2 agents in 2015 to over 4,100 in 2020, with over 32,000 transactions and $6.4 billion in closed sales volume in 2019. Prior to eXp, the Dunagans were agents at Keller Williams, where they were members of the agent leadership counsel. Sheila Dunagan also owned and operated an insurance company that doubled year-over-year revenue three years in a row.

"I am extremely excited to welcome Michelle, Sheila and Ron to our team. Their extensive experience in scaling finance and brokerage operations as well as their focus on agent experience will benefit Real and our agents as we grow and expand," said Tamir Poleg, co- founder and CEO of Real. "I am honored that such highly accomplished individuals recognize the opportunity in becoming a part of our team."

"Agents' everyday brokerage experience is based on the people: Are they pleasant? Do they have my interests at heart?," said Ron Dunagan. "The answer is 'yes' and 'yes' with Real. We want the agents to have well thought-out processes that deliver a smooth, seamless experience."

In connection with their appointments, Real granted 120,000 stock options to Michelle Ressler and 150,000 stock options to Ron and Sheila Dunagan, all exercisable for common shares of the company (the "Options"). The Options are exercisable at a price of $0.95 CAD per common share for a period of ten years from the date of issuance.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage in 20 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For more details, please contact:
The Real Brokerage Inc.
Lynda Radosevich
lynda@joinreal.com
917-922-7020

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to the scaling of Real's finance and operations functions and the receipt of required approvals from the TSX Venture Exchange.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward- looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.